Exhibit 19.1

Insider Trading Policy

1.	Purpose of this Policy.

In the course of performing your duties for Arrive AI Inc., you may from time to time receive or become aware of material nonpublic information (“MNPI”) about the Company and its subsidiaries (the “Company”) or other companies that do business with the Company. This Insider Trading Policy (the “Policy”) furnishes guidelines concerning information that may be “material” and “nonpublic” and your legal obligations and obligations to the Company relating to the use or disclosure of MNPI regarding the Company or such other companies.

The Company has adopted this Policy to promote compliance with applicable securities laws, known as “insider trading” laws, which prohibit persons who receive or become aware of MNPI about the Company (or other companies that do business with the Company) from trading in the Company’s (or such other company’s) securities or providing MNPI to others who may trade in the Company’s (or such other company’s) securities on the basis of that information.

Insider trading laws can impose legal liability not only on individuals who fail to comply with these laws, but also to the Company as the employer of individuals who violate these laws. Accordingly, the Company has adopted this Policy not only to guide the individuals associated with the Company who are covered by the Policy, but also to protect the Company from legal liability and promote its business interest in maintaining an impeccable reputation for integrity.

2.	Effectiveness of this Policy.

This Policy is effective as of the date set forth at the top of this page and supersedes any previous insider trading policy of the Company. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by the Company, this Policy shall govern. In addition, each Covered Person (as defined below) is responsible for complying with applicable law as then in force and effect. Accordingly, in the event of any conflict or inconsistency between this Policy and applicable law, or any omission from this Policy, Covered Persons are not excused from complying with applicable law.

3.	Compliance Officer for this Policy.

The Chief Financial Officer, Todd Pepmeier, is the compliance officer (the “Compliance Officer”) for this Policy. The Compliance Officer, or the Board of Directors of the Company, may designate additional officers of the Company to serve as Compliance Officer for this Policy from time to time. Any questions concerning this Policy should be directed to, and all interpretations of this Policy shall be made by, a duly designated Compliance Officer.

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4.	To Whom This Policy Applies

This Policy is applicable to all directors, officers and employees of the Company, whether located in or outside of the United States, as well as family members and other members of their respective households, partnerships in which any such person is a general partner, trusts of which any such person is a trustee, estates of which any such person is an administrator or executor and other legal entities that any such person controls (the “Covered Persons”). The Compliance Officer may also determine from time to time that other persons who may have access to MNPI due to their activities with the Company shall be subject to this Policy. Any persons so identified by the Compliance Officer shall also be “Covered Persons” for purposes of this Policy.

5.	Policy.

If a Covered Person is in possession of MNPI relating to the Company, that person may not, directly or indirectly, buy, sell or engage in other transactions in securities of the Company (to be broadly construed to include equity, debt and convertible securities of the Company, and derivatives (whether or not issued by the Company) linked to or exercisable for securities of the Company (the “Company Securities”), except as set forth in Section (8) below, or engage, directly or indirectly, in any other action to disclose to others (‘tipping”) or benefit from or take advantage of that information (for example, recommending transactions in Company Securities).

This Policy also applies to MNPI relating to any other company with publicly-traded securities, including the Company’s customers, suppliers or other business relations, obtained in the course of the Covered Person’s employment by, service to or other relationship with the Company.

Additional restrictions on buying, selling or engaging in other transactions in Company Securities apply to directors, executive officers and Section 16 Officers (as defined below) of the Company, as described in Section 9. below.

6.	Definitions and Explanations.

(a).	When Information is “Material”.

In order to determine whether information is material, it must be evaluated in the context of all facts and circumstances at play at the time. Information is considered “material” if:

●	a reasonable investor would consider the information important in making a decision to buy, sell or hold Company Securities;

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●	release of the information could produce a qualitative change to the package of information disclosed to the public by the Company; or

●	public disclosure of the information would be likely to have a significant effect on the market price of Company Securities.

Material information can be positive or negative and can relate to virtually any aspect of the Company’s business. Information that is or may be material includes (but is not limited to) the following, depending upon all facts and circumstances at the time of assessment:

●	unpublished financial or operating results, positive or negative;

●	projections or changes in projections of financial or operating results, upwards or downwards;

●	a pending or proposed corporate transaction involving the Company, such as merger, acquisition or divestiture;

●	a pending or proposed public offering or private placement of securities of the Company or other financing for the Company outside of the ordinary course of business;

●	a pending or proposed repurchase or redemption of Company Securities;

●	the gain or loss of a significant customer or supplier;

●	changes in senior management;

●	execution of a business contract that is important to the Company financially, strategically or otherwise;

●	significant regulatory approvals or challenges;

●	pending or threatened litigation of potential significance to the Company, or settlement or other resolution of ongoing litigation;

●	a change in the Company’s independent registered public accounting firm;

●	the need to restate financial statements;

●	impending bankruptcy or liquidity problems; and

●	other material events or developments that the Company is required to disclose in a Form 8-K to be filed with the Securities and Exchange Commission (“SEC”).

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(b).	When Information is “Nonpublic”.

Information is “nonpublic” if it has not been disclosed to the public. In order for information to be considered public, it must be widely disseminated; for example, through:

●	newswire releases;

●	widely available broadcasts on television and radio;

●	publication in widely available newspapers or news websites; or

●	disclosure in the Company’s periodic reports filed with the SEC.

Publication on the Company’s website can also contribute to wide dissemination of information (and may itself constitute wide dissemination depending upon the extent to which the Company has established its website as a vehicle for timely release of important Company information in accordance with SEC guidance).

After a wide dissemination of material information, a reasonable period of time must elapse for the investing public to process the information. As a rule of thumb, one full trading day following wide dissemination is regarded as a reasonable waiting period before such information is deemed to be “public” and no longer “nonpublic” for purposes of this Policy. The Compliance Officer may determine that a different waiting period is appropriate with respect to particular Company disclosures based upon prevailing facts and circumstances. For the avoidance of doubt, Covered Persons should consult the Compliance Officer when contemplating transactions in Company Securities shortly after public disclosures by the Company.

(c).	Be Mindful of How a Transaction May be Viewed in Hindsight.

If a particular transaction (or group of transactions) is challenged by enforcement authorities, it will be viewed with the benefit of hindsight. As a result, before engaging in any transaction, a Covered Person should give careful thought to whether any facts and circumstances exist that could raise suspicions about the propriety of the proposed transaction after the fact; for example, as to whether information that the Covered Person has become aware of may be construed as “material” and “nonpublic.” Again, in the event of any doubt, Covered Persons should consult the Compliance Officer when contemplating transactions in Company Securities.

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7.	Guidelines.

(a).	Non-disclosure of Material Nonpublic Information (MNPI)

MNPI must not be disclosed to anyone unless it has first been widely disseminated to the public as described above, except to other Company personnel who have a need to know the information and are bound by a confidentiality obligation to the Company and covered by this Policy, or third party agents of the Company (such as accountants, investment bankers or outside legal counsel) whose positions require them to have access to such information, but who are bound by a professional obligation to protect its confidentiality.

(b).	Prohibited Trading in Company Securities.

No person may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities when they are aware of MNPI concerning the Company that has not been disclosed to the public. As noted above, for purposes of the prohibition expressed in this Policy, “Company Securities” should be construed broadly, and the terms “purchase” or “sell” should also be interpreted broadly to include transactions involving Company Securities such as elections or changes in elections under Company Securities purchase plans, loans, pledges, gifts, charitable donations, and other contributions of Company Securities.

(c).	“Tipping” Information to Others.

Covered Persons may be liable for communicating or tipping MNPI to any third party (“tippee”). Further, insider trading violations are not limited to trading or tipping by Covered Persons. Persons other than Covered Persons also can be liable for insider trading, including tippees who trade on MNPI tipped to them and individuals who trade on MNPI which has been misappropriated.

Tippees inherit a Covered Person’s duties under this Policy and applicable insider trading laws and may be held liable for trading on MNPI illegally tipped to them by a Covered Person. Similarly, just as Covered Persons are liable for the insider trading of their tippees, so are tippees who communicate the information to others who trade. In other words, a tippee’s liability for insider trading is no different from that of a Covered Person. Tippees can obtain MNPI in deliberate ways, such as the direct receipt of a tip, or in less deliberate or obvious ways, such as conversing at social, business or other gatherings. In addition, insider trading liability can arise if a Covered Person misappropriates information for purposes of securities trading in breach of a duty of confidentiality—for example, a fiduciary obligation to a party that provides confidential information after entering into a non-disclosure agreement with the Company.

(d).	Prohibitions Involving Securities of Other Companies.

As described in paragraphs (a), (b) and (c) above, no Covered Person may disclose MNPI, engage in prohibited trading or “tip” information to others to the extent the Covered Person becomes aware of MNPI about another company in the course of business activities on behalf of the Company.

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(e).	No Hedging of Company Securities.

The Company believes that purchases of hedging instruments that protect against downward changes in Company’s stock price can result in the purchaser no longer having the same objectives as the Company’s other stockholders because they are no longer subject to the full risks of stock ownership. Accordingly, no employee of the Company or member of the Company’s Board of Directors may engage in any hedging transaction that would result in lack of exposure to the full risks of stock ownership. Prohibited hedging transactions include, but are not limited to, collars, forward sale contracts, trading in publicly-traded options, puts, calls or other derivative instruments related to Company stock or debt.

(f).	No Margin Accounts, Pledging or Short Sales of Company Securities.

No employee of the Company or member of the Company’s Board of Directors may hold Company Securities in a margin account, pledge Company Securities as collateral for a loan or “short” sell Company Securities. The Board of Directors may, in its sole discretion and in limited circumstances, grant an exception to this prohibition; provided, however, that Section 16 Officers and directors of the Company are prohibited from short-selling under Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

8.	Exceptions.

(a).	No Sale/No Purchase Transactions.

The prohibitions of this Policy do not apply to bona fide gifts of Company Securities (i.e., for no consideration), except that any such transaction should be pre-cleared by the Compliance Officer as provided in Section 9(c). In addition, this Policy does not restrict purchases and sales of mutual funds, similar professionally managed “commingled pools” or exchange-traded funds that invest in Company Securities in addition to securities of other companies.

(b).	Transactions under Company Equity Plans.

The prohibitions of this Policy do not apply to a Covered Person’s exercise of a stock option granted under a Company equity plan for cash, but do apply to any sale of Company Securities received upon exercise of an option in the open market, regardless of whether the sale is to pay the exercise price or for tax withholding. Similarly, this Policy does not apply to a Covered Person’s surrender of Company Securities to the Company or the retention and withholding from delivery to the Covered Person of shares by the Company (i.e., a so-called “net settlement”) upon vesting of restricted stock in satisfaction of tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company equity plan pursuant to which the restricted stock was granted.

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9.	Additional Provisions Applicable to Special Insiders.

(a).	Special Insiders.

This Section 9. sets forth additional provisions applicable to the following individuals associated with the Company (referring to the publicly-traded entity, not its subsidiaries) (“Special Insiders”):

●	each member of the Board of Directors of the Company;

●	each “executive officer” of the Company, as described in Rule 3b-7 under the Exchange Act;

●	each individual designated as an “officer” of the Company for purposes of Section 16 under the Exchange Act (a “Section 16 Officer”); and

●	each other individual designated as a Special Insider by the Compliance Officer from time to time.

(b).	Blackout Periods/Trading Windows.

Special Insiders are prohibited from trading in Company Securities during blackout periods: (a) the Company’s regularly scheduled quarterly blackout period commencing at the close of the market on the tenth business day prior to the end of each fiscal quarter and ending two business days after the Company’s “earnings release” is issued to the public relating to the Company’s financial information for the concluded fiscal quarter and (b) special blackout periods instituted by the Company on a discretionary basis, upon notice to Special Insiders, when news of pending material events or other MNPI regarding the Company that is anticipated to be disclosed has not yet been publicly disclosed. Subject to pre-clearance as provided in Section 9(c). below, Special Insiders are generally permitted to trade when no blackout period is in effect; provided, however, that even during an open trading window, a Special Insider who is aware of MNPI may not trade in Company Securities until the information has been made publicly available as described above, or is no longer material.

(c).	Pre-Clearance.

Special Insiders (including family members and other members of their respective households) must obtain prior clearance from the Compliance Officer before buying, selling or engaging in any transaction in Company Securities (except as described in Section 9(e). below), including any exercise of stock options. The Compliance Officer will evaluate each proposed transaction to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to legal considerations and not the merits of the investment decision. Clearance of a transaction will be valid only for a 48-hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested from the Compliance Officer.

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(d).	Short-Swing Trading.

Special Insiders who purchase Company Securities may not sell any Company Securities of the same class for at least six months after the purchase. For the avoidance of doubt, any purchase of the same class of securities, at a lower price, within six months of a sale of the same security is also prohibited. Note that in addition to this Policy, under Section 16(b) of the Exchange Act, any “short-swing profits” realized by a Section 16 Officer or director of the Company from a “matching” purchase and sale or “matching” sale and purchase of Company Securities occurring within a six-month period would be subject to disgorgement to the Company.

(e).	Rule 10b5-1 Plans.

A Special Insider’s trades may be exempt from this Policy if made under a properly pre-established and maintained written trading plan, known as a “Rule 10b5-1 plan.” If the Rule 10b5-1 plan meets all of the requirements for such a plan, and the purchases or sales of Company Securities are actually made in accordance with the terms and conditions of the plan, the trades will not be deemed to have been made “on the basis of” MNPI, even if the Special Insider who established the plan is actually aware of MNPI at the time of execution of the transactions provided for by the plan.

A properly designed Rule 10b5-1 plan must meet the following requirements:

●	The plan was established when the Special Insider was unaware of MNPI concerning the Company;

●	The plan specifies the number (or dollar value) of Company Securities to be purchased or sold, the price (which may be a fixed price, market price or minimum/maximum price) at which the shares are to be traded, and the date of the trade, or provides a written formula or algorithm for determining the timing, amount and price of the trade (or the plan can give a third party such as a designated broker the exclusive right to determine the timing, amount and price of the trade);

●	The plan does not permit the Special Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, however, that if a third party (such as a broker) is designated under the terms of the plan to determine the timing, amount and price of trades, the third party must not have been aware of the MNPI about the Company or Company Securities when it makes its trading decisions; and

●	The plan must be entered into in good faith and not as part of a scheme to evade insider trading prohibitions and include a representation in the plan certifying at the time of adoption or modification that the Special Insider is (1) not aware of any MNPI; and (2) adopting the plan in in good faith and not as part of a scheme to evade Rule 10b5-1.

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Any new Rule 10b5-1 plan, or amendment or termination of an existing Rule 10b5-1 plan, must be reviewed and approved by the Compliance Officer; provided, however, that trades occurring under an approved Rule 10b5-1 plan do not require pre-clearance.

Arrive AI Inc.

INSIDER TRADING POLICY CERTIFICATION

I have received a copy of and read the Insider Trading Policy of Arrive AI Inc. and its subsidiaries (the “Company”). I understand and agree to comply with the policies and procedures set forth in the Insider Trading Policy.

I understand and agree that my failure to comply with the Insider Trading Policy in all respects may constitute a basis for the termination for cause of my employment by or other service relationship with the Company, or other appropriate disciplinary action.

Todd Pepmeier,

Chief Financial Officer

Date: 3/14/2025

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